644 East Beaton Drive
West Fargo, North Dakota 58078
Phone: (701) 356-0130
Fax: (701) 356-0139

November 5, 2021

VIA EDGAR CORRESPONDENCE

Mr. Tony Watson
Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F. St., N.E.
Washington, D.C. 20549

Re: Titan Machinery Inc.
Form 10-K for the Fiscal Year Ended January 31, 2021
Filed March 31, 2021
File No. 1-33866

Dear Mr. Watson:

Titan Machinery Inc. (the “Company”) has set forth below its responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) in its letter dated October 25, 2021, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2021, as filed with the Commission on March 31, 2021.

In order to facilitate the Staff’s review, the Company has repeated each of the Staff’s comments below in bold text. The Company’s responses follow each repeated comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 38

1. Your adjustments for ERP transition costs and tax valuation allowances in your reconciliations of adjusted net income and adjusted diluted EPS appear to result in individually tailored recognition methods. Please revise your presentation to omit these adjustments or tell us why you believe they are appropriate. Refer to Question 100.04 of the Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has carefully considered Item 10(e) of Regulation S-K and the related Staff guidance in

Mr. Tony Watson

November 5, 2021
Questions 100.01 and 100.04 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations in connection with the Company’s determination of those items adjusted for in the Company’s calculation of Adjusted Net Income. The Company believes excluding ERP transition costs and tax valuation allowances from the applicable non-GAAP financial measures does not cause those measures to be misleading for the following reasons:

The ERP transition costs relate to charges in connection with the implementation of a new ERP system that was initiated in fiscal year 2020 and continued in fiscal year 2021. The Company does not consider ERP transition costs to be normal, recurring cash operating expenses necessary to operate its business given the infrequent and unusual nature of ERP transition projects. The Company has not undergone a similar full ERP implementation like this since fiscal year 2013 and is not likely to incur similar charges in the next two years. Therefore, the Company believes that the exclusion of the charge in the calculation of Adjusted Net Income and diluted EPS increases comparability of those measures from period over period, which makes it useful for the investors.

The Company respectfully advises the Staff that at the beginning of fiscal year 2022, the Company expected the ERP system transition to be completed in fiscal year 2022, and starting with the Form 10-Q for the first quarter of fiscal year 2022, ERP transition costs was no longer a non-GAAP adjustment to the non-GAAP measures.

The tax valuation allowance is a non-cash adjustment that primarily reflects the Company’s expectations of, and assumptions as to, future operating results and applicable tax laws, rather than current period performance, and is not used by management to assess the core profitability of business operations. The Company believes exclusion of only the initial deferred tax valuation allowance and the reversal of a deferred tax valuation allowance helps to clarify current period performance and afford investors the ability to calculate and better understand the effective tax rate.

The Company has excluded the tax valuation allowance (benefit/expense) and believes that provides investors meaningful information as it increases comparability of the effective tax rate from period over period without the unusual, non-recurring detrimental and beneficial events. Therefore, and given the nature to which these items relate, the Company believes that these items do not result in a Non-GAAP financial measure that is misleading and do not substitute individually tailored recognition and measurement methods.

Adjusted Cash Flow Reconciliation, page 42

2. Please tell us more about the nature of the adjustment for constant equity in equipment inventory and your consideration of the guidance in Item 10(e)(1)(ii)(A) of Regulation S-K.

Company Response:

The Company considers cash flow adjusted for a constant percentage of equity in equipment inventory as a supplement to GAAP cash flow because it reports how much cash

Mr. Tony Watson

November 5, 2021
from operations is generated disregarding changes in the level of floorplan of equipment inventory from the beginning of the year to the end of the year.

Please note the following information related to Fiscal Year ending January 31, 2021 (in millions, except for %’s):

	End of Year	Beginning of Year
Equipment Inventory	$338.1	$515.9
Floorplan Payable	$161.8	$371.8
% Floored	47.9%	72.1%
Equity in Equipment Inventory	52.1%	27.9%

Adjusted Cash Flow, prior to the adjustment for Constant Equity in Equipment Inventory, was a positive $66.6 million for the year ending January 31, 2021. In fiscal 2021, the Company generated significant cash from operating activities primarily due to income and inventory reduction but used much of this excess cash to pay down floorplan payables. Adjusting to the same level of Equity in Equipment Inventory as we started the year, we back out the change in this level of floorplan activity. The adjustment was calculated as follows: change in Equity in Equipment Inventory (52.1% - 27.9%) multiplied by ending inventory ($338.1 million) equals $81.9 million. Adding the $81.9 million to the $66.6 million ($148.5 million) allows investors to understand cash generated from business activity before changes in floorplan levels.

In fiscal 2020, the opposite was true in that the Company increased our floorplan payables to pay off convertible debt. The lower equity in equipment inventory at the end of that year resulted in a $34.4 million reduction in Adjusted Cash Flow. By adjusting for a constant equity, or level of equipment floorplan, it takes these factors out of the cash flow from operations and allows investors to understand cash generated from operational business activity before changes in floorplan decisions that are driven by factors like the excess cash availability and debt maturities in the past two fiscal years.

Adjusted Cash Flow is a key operational performance metric for the Company’s management team and is reported to the board of directors monthly.

In consideration of guidance in Item 10(e)(1)(ii)(A) of Regulation S-K, the Company does not view adjusted cash flow as a liquidity measure rather as a measure to evaluate operating results exclusive of changes in floorplan activity, as discussed above, and affords investors the same information that management considers in its assessment of core operating performance.

Consolidated Statements of Operations, page 52

3. It appears cost of revenue excludes a portion of depreciation and amortization expense. We also note that you present gross profit. Please tell us in detail what depreciation and amortization is included in cost of revenue. In addition, tell us your consideration of SAB Topic 11:B.

Mr. Tony Watson

November 5, 2021
Company Response:

The Company includes the depreciation and amortization of its rental fleet and trucking fleet in its calculation of cost of revenue. Depreciation and amortization of other asset classes such as buildings, building improvements, vehicles, furniture and fixtures, and machinery and equipment are included in operating expenses. The Company provides in the Management ‘s Discussion and Analysis information on where depreciation and amortization is reflected in the Consolidated Statement of Operations.

In response to the Staff’s comment, in future filings, the Company will add disclosure to its Property and Equipment note to the consolidated Financial Statements, including the amount of depreciation that is included in cost of revenue and the amount of depreciation that is included in operating expenses.

Regarding SAB Topic 11:B, the Company’s cost of revenue and operating expenses do not exclude depreciation or amortization expense, therefore we believe it avoids the reporting of a figure for income before depreciation.

If the Staff has any questions regarding any of the Company’s responses as set forth in this letter, please contact me via phone at (701) 356-0130 or via email at mark.kalvoda@titanmachinery.com.

Very truly yours,

Titan Machinery Inc.

By: /s/ Mark Kalvoda
Name: Mark Kalvoda
Title: Chief Financial Officer

cc. Adam Phippen
Securities and Exchange Commission

Matthew Powlish, Controller
Titan Machinery Inc.